                                                                 PHILIP E. RUBEN
                                                                  (847) 784-2176
                                                              PRUBEN@LPLEGAL.COM


January 31, 2005

VIA FACSIMILE:  (202) 942-9648
------------------------------

Securities and Exchange Commission
Division of Corporation Finance
Judicial Plaza
450 Fifth Street
Washington, D.C. 20549-0404

Attention:        David Ritenour
                  Special Counsel

RE:      VOYAGER ONE, INC.
         FORM SB-2, FILED ON AUGUST 26, 2004

Dear Mr. Ritenour:

On behalf of our client, Voyager One, Inc. ("Voyager" or the "Company"), we are filing today under the Securities Act of 1933, as amended (the "Securities Act"), amendment no. 3 to the Company's registration statement on Form SB-2. The amendment to Form SB-2 will be filed for the purpose of responding to comments contained in a letter from the Securities and Exchange Commission dated January 13, 2005.

In the hope of expediting the process of responding to the staff's comments, we have set forth below our responses to the staff's letter, including, wherever feasible, the text of revisions and additions to the SB-2. For ease of reference, we have included below the text of the staff's letter, and our responses are structured to correspond to the comment numbers from that letter. The Company has requested that we respond as follows to the staff's comments:

GENERAL
-------

         PROSPECTUS SUMMARY

1. PLEASE UPDATE YOUR DISCLOSURE TO THE EXTENT PRACTICAL, INCLUDING THE PRODUCT DEVELOPMENT MILESTONE TABLE THAT APPEARS ON PAGE 34 AND THE EXECUTIVE COMPENSATION INFORMATION THAT APPEARS ON PAGE 44. PLEASE ALSO FILE AN UPDATED LEGALITY OPINION.

                  We have updated various disclosures throughout amendment no. 3 to the registration statement. These are reflected on the blackline version furnished with this response letter.

                  In particular, we have revised the product development milestone table on page 32 to read as follows:

SECURITIES AND EXCHANGE COMMISSION
January 31, 2005
Page 2

                 ------------------ -------------------- ------------------- ----------------- --------------------
                               Product Engineering
                      Product          Requirements         Development        System Test        Manufacturing
                 ------------------ -------------------- ------------------- ----------------- --------------------
                      EFS-4               2Q 2004             1Q 2005            2Q 2005             4Q 2005
                 ------------------ -------------------- ------------------- ----------------- --------------------
                      EFS-10              2Q 2005             3Q 2004            4Q 2005             1Q 2006
                 ------------------ -------------------- ------------------- ----------------- --------------------
                      EFS-18              4Q 2005             1Q 2006            2Q 2006            4Q 20064
                 ------------------ -------------------- ------------------- ----------------- --------------------


                  We have also revised the product development milestone table on page 32 to read as follows:

                 ---------------- --------------- ---------------- --------------- -------------- -----------------
                     Product         2H 2004          1H 2005         2H 2005         1H 2006         2H 2006
                 ---------------- --------------- ---------------- --------------- -------------- -----------------
                     EFS-4           $120,000       $2,200,000       $1,100,000         --               --
                 ---------------- --------------- ---------------- --------------- -------------- -----------------
                     EFS-10             --              --           $1,400,000     $1,600,000           --
                 ---------------- --------------- ---------------- --------------- -------------- -----------------
                     EFS- 18            --              --               --          $700,000        $1,600,000
                 ---------------- --------------- ---------------- --------------- -------------- -----------------
                      Total          $120,000       $2,200,000       $2,500,000     $2,300,000       $1,600,000
                 ---------------- --------------- ---------------- --------------- -------------- -----------------


                  In addition, we have updated the Summary Compensation Table on page 42 and filed an updated legality opinion as Exhibit 5.1.

PROSPECTUS SUMMARY

2. WE NOTE YOUR RESPONSE TO COMMENT 1. WE ALSO NOTE THAT THE DISCLOSURES CONTAINED IN THE THIRD, FOURTH AND FIFTH SENTENCES OF THE FOURTH PARAGRAPH OF THE SUMMARY ALSO APPEAR ON PAGE 32. GIVEN THE DEVELOPMENT STAGE OF YOUR COMPANY, WE BELIEVE THAT THOSE DISCLOSURE ARE MORE APPROPRIATELY INCLUDED IN THE BODY OF THE PROSPECTUS RATHER THAN IN THE PROSPECTUS SUMMARY. ACCORDINGLY, PLEASE REVISE THE FOURTH PARAGRAPH OF THE SUMMARY TO DELETE THE THIRD, FOURTH AND FIFTH SENTENCES OF THAT PARAGRAPH.

                  In response to the staff's comment, we revised the fourth paragraph of the summary to delete duplicative sentences.

THE OFFERING

3. WE NOTE YOU RESPONSE TO COMMENT 4. WE ALSO NOTE THAT YOU ARE CONTINUING TO REGISTER UP TO 4,400,000 SHARES TO BE ISSUED UPON CONVERSION OF THE CONVERTIBLE DEBENTURES, WHICH REPRESENTS A CONVERSION PRICE OF $0.25 PER SHARE. THE NUMBER OF SHARES TO BE REGISTERED FOR RESALE MUST BE BASED ON A GOOD FAITH ESTIMATE OF THE NUMBER OF SHARES TO BE ISSUED UPON CONVERSION OF THE CONVERTIBLE DEBENTURES. BASED ON YOUR RESPONSE TO COMMENT 4, IT APPEARS THAT YOUR GOOD FAITH ESTIMATE OF THE CONVERSION PRICE MAY BE $2.50 PER SHARE. IF SO, THEN PLEASE REDUCE THE NUMBER OF SHARES THAT YOU REGISTERING FOR RESALE BY CORNELL CAPITAL PARTNERS AND TREY RESOURCES CONSISTENT WITH A $2.50 CONVERSION PRICE, AND REVISE AS APPROPRIATE TO ENSURE THAT THE DISCLOSURES THROUGH YOUR PROSPECTUS ARE CONSISTENT WITH A $2.50 PER SHARE CONVERSION PRICE. ALTERNATIVELY, IF YOUR GOOD FAITH ESTIMATE OF THE CONVERSION PRICE IS $0.25 PER SHARE, THEN THAT CONVERSION PRICE NEEDS TO BE USED THROUGHOUT THE PROSPECTUS, INCLUDING ON PAGE 8, 13, 15, 16, 20 AND 21.

SECURITIES AND EXCHANGE COMMISSION
January 31, 2005
Page 3


                  The debentures are convertible at a price equal to the lower of (i) 150% of the lowest initial bid price of the common stock as submitted by a market maker and approved by the NASD and (ii) 50% of the lowest closing bid price of the common stock for the five trading days immediately preceding the conversion date. For purposes of determining beneficial ownership of our common stock in respect of convertible debentures, we have assumed throughout the prospectus a lowest closing bid price of $2.50 per share. The resulting holders' conversion price would be $1.25 per share (50% of the assumed $2.50 closing bid price). Accordingly, the holders' aggregate beneficial ownership of our common stock is calculated to be 880,000 shares (the aggregate $1,100,000 face value divided by the $1.25 assumed conversion price). Our shares do not yet trade on any exchange, and therefore we cannot know what the actual trading price will be. We have made a good faith estimate that the number of shares of our common stock needed upon conversion of the convertible debentures is 2,200,000 shares (250% of 880,000 shares beneficially owned).

                  We have revised the lead-in disclosures to the table on page 13 as well as footnotes (3) and (5) to that table for consistency with the foregoing. See also our response to comment 6, below.

SUMMARY FINANCIAL INFORMATION
-----------------------------

4.       PLEASE REVISE TO ADDRESS THE FOLLOWING:

         a) EXPAND THE TABLE TO ALSO INCLUDE STATEMENT OF OPERATIONS DATA FOR EACH OF THE FISCAL YEARS ENDED DECEMBER 31, 2003 AND 2002, AND REVISE THE INTRODUCTORY PARAGRAPH TO SO INDICATE.

                  We have expanded the table on page 4 to include statement of operations data for each of the fiscal years ended December 31, 2003 and 2002 and have revised our disclosures in the introductory paragraph on page 5 to read as follows:

                  "The following information was taken from Voyager One's financial statements since inception (June 28, 2002) to September 30, 2004 (unaudited) and the consolidated nine months ended September 30, 2004 (unaudited) and nine months ended September 30, 2003 (unaudited) which appear beginning on Page F-15 of this prospectus and the Silicon Film Technologies financial statements for the year ended December 31, 2003 (audited) and year ended December 31, 2002 (audited) which appear beginning on page F-2 of this prospectus. For a more detailed presentation refer to these financial statements."

         b) INSTEAD OF THE DETAILED STATEMENT OF OPERATIONS AND BALANCE SHEET DATA CURRENTLY PRESENTED, CONSIDER ONLY SHOWING MAJOR STATEMENT CAPTIONS SUCH, OPERATING EXPENSES, INTEREST EXPENSE, NET LOSS BEFORE TAXES, NET LOSS, NET LOSS PER SHARE, TOTAL CURRENT ASSETS, TOTAL ASSETS, TOTAL CURRENT LIABILITIES, LONG TERM DEBT, THE INDIVIDUAL COMPONENTS OF STOCKHOLDERS' EQUITY, TOTAL STOCKHOLDERS' EQUITY AND TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT).

                  We have revised the disclosures in the statement of operations data to show only the major statement captions of "total operating expenses and loss from operations," "interest expense," "net loss before taxes," "net loss," and "net loss per share," and revised the balance sheet data to show only the major statement captions of "total current assets," "total assets," "total current liabilities," "long term note payable," "preferred stock," "common stock," "additional paid-in capital," "deficit accumulated during development stage," "total stockholders' equity (deficit)" and "total liabilities and stockholders' equity (deficit)."

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SECURITIES AND EXCHANGE COMMISSION
January 31, 2005
Page 4


         c) REMOVE THE "AUDITED" LABEL ABOVE ANY CAPTIONS, AS THAT LABEL MAY CONFUSE AN INVESTOR INTO BELIEVING THAT HE AUDITOR WAS ENGAGED TO AUDIT THE INFORMATION. RATHER INCLUDE A STATEMENT IN THE INTRODUCTORY PARAGRAPH TO INDICATE WHICH INFORMATION WAS DERIVED FROM THE AUDITED FINANCIAL STATEMENTS AND WHICH INFORMATION WAS DERIVED FROM THE UNAUDITED INTERIM FINANCIAL DATA.

                  We have deleted the "audited" labels above any captions to avoid confusion and have revised the introductory paragraph to read as follows:

                  "The following information was taken from Voyager One's financial statements since inception (June 28, 2002) to September 30, 2004 (unaudited) and the consolidated nine months ended September 30, 2004 (unaudited) and nine months ended September 30, 2003 (unaudited) which appear beginning on Page F-15 of this prospectus and the Silicon Film Technologies financial statements for the year ended December 31, 2003 (audited) and year ended December 31, 2002 (audited) which appear beginning on page F-2 of this prospectus. For a more detailed presentation refer to these financial statements. In management's opinion all adjustments (consisting of normal recurring items) considered necessary for a fair presentation have been included."

         d) REVISE THE INTRODUCTORY PARAGRAPH TO REFER THE READER TO THE FINANCIAL STATEMENTS INCLUDED IN THE FILING FOR A MORE DETAILED PRESENTATION.

                  We have revised the introductory paragraph on page 4 to include references to the financial statements as follows:

                  "The following information was taken from Voyager One's financial statements since inception (June 28, 2002) to September 30, 2004 (unaudited) and the consolidated nine months ended September 30, 2004 (unaudited) and nine months ended September 30, 2003 (unaudited) which appear beginning on Page F-15 of this prospectus and the Silicon Film Technologies financial statements for the year ended December 31, 2003 (audited) and year ended December 31, 2002 (audited) which appear beginning on page F-2 of this prospectus. For a more detailed presentation refer to these financial statements."

5. PLEASE REVISE FOOTNOTE (1) TO CLARIFY THAT THE FINANCIAL RESULTS REFLECT THE OPERATING RESULTS OF SILICON FILM TECHNOLOGIES THROUGH FEBRUARY 25, 2004, AND THE RESULTS OF THE COMBINED ENTITY FOLLOWING THAT DATE. LIKEWISE, CLARIFY THAT THE BALANCE SHEET AS OF SEPTEMBER 30, 2004 REPRESENTS THE FINANCIAL CONDITION OF THE COMBINED ENTITY.

                  We have clarified our disclosures in the footnotes on page 4 as follows:

                  "(1) This represents the operating results of Silicon Film Technologies through February 25, 2004, and the results of the consolidated entity of Voyager One and Silicon Film Technologies after February 25, 2004.

                  (2) This represents the operating results of Silicon Film Technologies.

                  (3) This represents the financial condition of the consolidated entity of Voyager One and Silicon Film Technologies."

SELLING STOCKHOLDERS
--------------------

6. PLEASE SUPPLEMENTALLY EXPLAIN WHY YOU HAVE LISTED TREY RESOURCES AS THE BENEFICIAL OWNER OF 440,000 SHARES UNDERLYING THE CONVERTIBLE DEBENTURES TO BE ISSUED TO CORNELL CAPITAL PARTNERS. FOR EXAMPLE, SINCE IT APPEARS THAT TREY RESOURCES HAS AGREED TO PURCHASE $550,000 IN CONVERTIBLE DEBENTURES FROM CORNELL CAPITAL PARTNERS, ITS APPEARS THAT TREY RESOURCES MAY ONLY BENEFICIALLY OWN 220,000 SHARES ASSUMING A CONVERSION PRICE OF $2.50 PER SHARE. PLEASE REVISE OR ADVISE.

SECURITIES AND EXCHANGE COMMISSION
January 31, 2005
Page 5


                  Trey Resources has agreed to purchase $550,000 in convertible debentures from Cornell Capital. These debentures are convertible at a price equal to the lower of (i) 150% of the lowest initial bid price of the common stock as submitted by a market maker and approved by the NASD or (ii) 50% of the lowest closing bid price of the common stock for the five trading days immediately preceding the conversion date. For purposes of determining beneficial ownership of our common stock in respect of convertible debentures, we have assumed throughout the prospectus a lowest closing bid price of $2.50 per share. The resulting conversion price would be $1.25 per share (50% of the assumed $2.50 closing bid price). Accordingly, Trey Resources' beneficial ownership of our common stock is calculated to be 440,000 shares (the $550,000 purchase commitment divided by the $1.25 assumed conversion price). We have made a good faith estimate that the number of shares of our common stock needed upon conversion of the convertible debentures by Trey Resources is 1,100,000 shares (250% of 440,000 shares beneficially owned).

                  We have clarified our disclosures on page 13 (under the heading "Selling Stockholders and at footnotes (3) and (5) of the table) to be consistent with the foregoing.

FINANCIAL RESOURCES AND LIQUIDITY
---------------------------------

7. WE NOTE YOUR RESPONSE TO COMMENT 12. PLEASE UPDATE THE DISCLOSURE ON PAGE 38 TO DISCLOSE THE AMOUNT OF ANY NOTES PAYABLE THAT ARE IN DEFAULT, THE AMOUNT OF ANY NOTES PAYABLE THAT ARE IN DEFAULT, THE AMOUNT OF ANY NOTES PAYABLE THAT HAVE BEEN RECENTLY RENEGOTIATED, AND, IF SOME NOTES HAVE BEEN RENEGOTIATED, THE MATERIAL CHANGES TO THE TERMS OF THOSE NOTES. PLEASE ALSO PROVIDE US WITH THE ANALYSIS OF COUNSEL WHY THE NOTES PAYABLE TO MESSRS. BYRNE, CULBERTSON, DIDANATO, JASSEY, LAMB, MCGRAIN AND PRIKOS ARE CONVERTIBLE ONLY INTO SHARES OF SILICON FILM. FURTHER, EXPAND YOUR DISCLOSURES ON PAGE 48 TO DISCUSS THE MATERIAL TERMS OF THOSE NOTES, INCLUDING HOW THE CONVERSION PRICE AT A 50% DISCOUNT ON JANUARY 31, 2005 WILL BE DETERMINED GIVEN THAT THERE IS CURRENTLY NO TRADING MARKET FOR THE COMPANY'S SHARES.

                  None or our notes are in default. The notes payable to Messrs. Byrne, Culbertson, Didanato, Jassey, Lamb, McGrain and Prikos have been renegotiated, and the conversion issue is no longer applicable. We have added a tabular disclosure to page 37 to summarize the nature, amount and material terms of all notes payable and convertible debt at January 31, 2005. Any material changes to any renegotiated notes payable or convertible notes are indicated in the footnotes to that table.

AUDITED FINANCIAL STATEMENTS OF SILICON FILM TECHNOLOGIES, INC.
---------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT - PAGE F-1
---------------------------------------

8. IN LIGHT OF YOUR AUDITOR'S CONSENT PROVIDED AS AN EXHIBIT TO THIS FILING, PLEASE HAVE THEM REVISE THEIR REPORT TO INDICATE THAT THE AUDIT WAS PERFORMED IN ACCORDANCE WITH THE STANDARDS OF THE PUBLIC COMPANY AUDITING STANDARDS BOARD (UNITED STATES). REFER TO SEC INTERPRETIVE RELEASE NO. 33-8422.

                  In response to the staff's comment, we have updated the Independent Auditors' Report to indicate that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).

SECURITIES AND EXCHANGE COMMISSION
January 31, 2005
Page 6


INTERIM FINANCIAL STATEMENTS OF VOYAGER ONE, INC.
-------------------------------------------------

NOTE 6:  NOTES PAYABLE
----------------------

9. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 12 INDICATING THAT YOU HAD NOT RECORDED AND ACCOUNTED FOR THE BENEFICIAL CONVERSION FEATURE OF THE 6% CONVERTIBLE DEBENTURE TO OBERMAN, BUT THAT A RESTATEMENT OF THE INTERIM FINANCIAL STATEMENTS WAS NOT REQUIRED DUE TO IMMATERIALITY. PLEASE CONFIRM TO US THAT YOU WILL CORRECTLY ACCOUNT FOR THE TRANSACTION IN ALL FUTURE FILINGS, BEGINNING WITH THE PERIOD ENDED DECEMBER 31, 2004.

                  Beginning with the period ended December 31, 2004, we will correctly account for the beneficial conversion feature of the 6% convertible debenture to Mr. Oberman. We will also correctly account for the beneficial conversion feature on the convertible debentures issued under the Securities Purchase Agreement. Once shares of Voyager One common stock are traded on a public market, the conversion feature becomes beneficial and will be accounted for accordingly.

                  Also, there were new convertible notes issued in January 2005 convertible into Voyager One common stock with a 25% discount. These notes are convertible ninety (90) days after shares of Voyager One common stock are traded on any public market. These notes provide that if shares of Voyager One are not traded on any public market before the due date of the note, then the conversion feature is void. Therefore, we have determined there is no intrinsic value at the current time because Voyager One shares are not trading on a public market. At the time shares of Voyager One common stock are traded on a public market, we will record an amount for the beneficial conversion and expense the discount to interest over the ninety (90) day period.

                                      * * *

Please call the undersigned at (847) 784-2170 or Aaron S. Kase at our office at
(312) 476-7524 if you desire additional information with respect to, or have any questions regarding, the matters set forth herein.

Very truly yours,

/S/ Philip E. Ruben
-------------------
Philip E. Ruben

cc:  Examiner - Tom Jones